================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                400 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 2K2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]             Form 40-F       [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes           [_]             No              [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

================================================================================

On October 14, 2004, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2004. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter of the 2004 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter and year end of the 2004 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           EXFO ELECTRO-OPTICAL ENGINEERING INC.


                           By: /s/ Benoit Ringuette
                               ---------------------------------------
                               Name:   Benoit Ringuette
                               Title:  Legal Counsel and Corporate Secretary



Date:    October 15, 2004

[GRAPHIC OMITTED]
[LOGO - EXFO]

Corporate Headquarters  400 Godin Avenue, Vanier (Quebec) G1M 2K2 CANADA
================================================================================
      1 800 683-3936   info@exfo.com  o  www.exfo.com
Tel:  1 418 683-0211
Fax:  1 418 683-2170


EXFO REPORTS 20.5% YEAR-OVER-YEAR SALES GROWTH FOR FISCAL 2004

    o    RAISES GROSS MARGIN TO 53.7% IN 2004 FROM 47.4% IN 2003
    o    GENERATES POSITIVE CASH FLOWS FROM OPERATIONS FOR FISCAL YEAR
    o FOCUSES ON GROWTH AREAS LIKE FIBER-TO-THE-PREMISES (FTTP) DEPLOYMENTS AND IP NETWORKING

QUEBEC CITY, CANADA, October 14, 2004--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF.SV) reported today 20.5% year-over-year sales growth for fiscal 2004.

Sales reached US$74.6 million in the fiscal year ended August 31, 2004, compared to US$61.9 million in 2003. In the fourth quarter of 2004, sales increased 4.3% to US$21.3 million from US$20.5 million in the previous quarter and 48.9% from US$14.3 million in the fourth quarter of 2003.

GAAP net loss in fiscal 2004 totaled US$8.4 million, or US$0.13 per share, compared to US$55.0 million, or US$0.87 per share, in 2003. In the fourth quarter of 2004, GAAP net loss amounted to US$2.3 million, or US$0.03 per share, compared to US$1.2 million, or US$0.02 per share, in the third quarter of 2004 and US$10.1 million, or US$0.16 per share, in the fourth quarter of 2003. GAAP net loss in the fourth quarter of 2004 includes restructuring and other charges as well as an impairment of a long-lived asset for a total of US$2.3 million.

Gross margin amounted to 53.7% in fiscal 2004 compared to 47.4% (excluding inventory write-offs and a non-recurring gain) in 2003. In the fourth quarter of 2004, gross margin increased to 55.1% from 52.9% in the previous quarter and 45.8% (excluding inventory write-offs and a non-recurring gain) in the fourth quarter of 2003.

"Through a superior customer value proposition, we delivered our second-best sales performance in history--ahead of our 2000 sales level--with 21% annual revenue growth, four consecutive quarters of revenue growth, profitability on a pro forma basis in the last two quarters, and a significant improvement in gross margin year-over-year, despite a still difficult market place," said Germain Lamonde, EXFO's Chairman, President and CEO. "We also displayed our ability to gain market share--a key metric--in good and bad times. We are among very few companies that steadily invested in R&D throughout the downturn, maintaining a long-term course to make EXFO the market leader in key, emerging growth areas like FTTP and next-generation, IP networking."

EXFO also announced that it achieved three out of four corporate objectives it had outlined at the beginning of fiscal 2004:

CORPORATE PERFORMANCE OBJECTIVES IN FISCAL 2004

-------------------------------------------------------------------------------------------------------------------------
             GOAL                             METRIC                                 RESULT
-------------------------------------------------------------------------------------------------------------------------
Increase sales through          10% sales growth year-over-year         20.5% sales growth year-over year       [check]
market-share gains
-------------------------------------------------------------------------------------------------------------------------
Maximize profitability          50% gross margin                        53.7% gross margin                      [check]
and growth
-------------------------------------------------------------------------------------------------------------------------
Innovate out of the downturn    45% of sales from new products          31.7% of sales from new products        [check]
                                (< two years on the market)
-------------------------------------------------------------------------------------------------------------------------
Maintain a sound financial      Positive cash flows from operations     Positive cash flows from operations     [check]
position                        in at least one quarter                 for fiscal year
-------------------------------------------------------------------------------------------------------------------------

EXFO Press Release
October 14, 2004                                                          Page 2



"I am pleased that we adhered to best disclosure practices by formally communicating our fiscal 2004 corporate performance objectives," Mr. Lamonde said. "While we successfully reached three out of four of these targets, I believe our innovation results will improve as traction on our 20 new product introductions converts to dollars. Turning to fiscal 2005, our relentless efforts during the last three years should produce significant sales growth, a return to profitability on a pro forma basis, and continued market-focused innovation as we create long-term value for our customers, shareholders and employees."


CORPORATE PERFORMANCE OBJECTIVES IN FISCAL 2005

------------------------------------------------------------------------
          GOAL                                   METRIC
------------------------------------------------------------------------
Increase sales through                20% sales growth year-over-year
market-share gains
------------------------------------------------------------------------
Maximize profitability                Profitable on a pro forma basis
                                      for the fiscal year*
------------------------------------------------------------------------
Focus on innovation                   45% of sales from new products
                                      (< two years on the market)
------------------------------------------------------------------------
*GAAP NET LOSS EXCLUDING STOCK-BASED COMPENSATION COSTS, AMORTIZATION OF INTANGIBLE ASSETS, RESTRUCTURING CHARGES AND OTHER UNUSUAL ITEMS.


SEGMENTED RESULTS
(IN MILLIONS OF US DOLLARS)

---------------------------------------------------------------------------
                       SALES
---------------------------------------------------------------------------
BUSINESS SEGMENT       Q4 2004    Q3 2004    Q4 2003    FY 2004   FY 2003
---------------------------------------------------------------------------
Telecom Division        $16.8      $16.7      $10.8      $58.9     $48.8
---------------------------------------------------------------------------
Photonics & Life         $4.5       $3.8       $3.5      $15.7     $13.1
Sciences Div.
---------------------------------------------------------------------------

                       EARNINGS (LOSS) FROM OPERATIONS*
---------------------------------------------------------------------------
BUSINESS SEGMENT       Q4 2004    Q3 2004    FY 2004
---------------------------------------------------------------------------
Telecom Division         $0.0      ($0.8)     ($5.6)
---------------------------------------------------------------------------
Photonics & Life        ($2.1)     ($1.1)     ($5.0)
Sciences Div.
---------------------------------------------------------------------------
*Segmented loss from operations is not available for comparative periods.
---------------------------------------------------------------------------

FISCAL 2004 BUSINESS HIGHLIGHTS

    o Confirming its market-share gains, EXFO received the 2004 Growth Strategy Excellence Award from Frost and Sullivan. This leading market research firm reported that EXFO's overall market share increased from 6.4% in 2001 to 8.4% in 2003--the single largest increase within the global optical test and measurement industry. EXFO was also deemed leader in the optical test installation and maintenance space with an estimated 17% market share worldwide.

    o Maximizing efficiency and cost control, EXFO merged its protocol test operations in Montreal and announced the consolidation of its Photonics and Life Sciences Division in Toronto. These initiatives will enable the company to streamline its R&D/manufacturing sites from five to three. Overall for fiscal 2004, EXFO increased its gross margin to 53.7% from 47.4% (excluding inventory write-offs and a non-recurring gain) in 2003.

EXFO Press Release
October 14, 2004                                                          Page 3



    o Focusing on market-driven innovation, EXFO launched 20 new products in fiscal 2004, including several aimed at establishing leadership in the FTTP test market and others dedicated to life science activities. The company also strengthened its competitive position in protocol testing with the introduction of a next-generation Fibre Channel test set for security-intensive applications and, subsequent to the year-end, it released a next-generation SONET/SDH analyzer for data-centric IP networks and a VoIP-ready Gigabit Ethernet test solution.

    o Continuing efforts to improve its balance sheet, EXFO closed a bought-deal financing of US$29.2 million (C$38.4 million) to attain a total cash position of US$89.1 million at the end of the fiscal year. The company also generated positive cash flows from operations for the fiscal year.


OPERATING EXPENSES

Selling and administrative expenses amounted to US$25.9 million, or 34.7% of sales, in fiscal 2004 compared to US$27.0 million, or 43.6% of sales, in 2003. In the fourth quarter of 2004, selling and administrative expenses totaled US$6.3 million, or 29.8% of sales, compared to US$6.9 million, or 33.9% of sales, in the third quarter of 2004 and 6.0 million, or 42.1% of sales, in the fourth quarter of 2003.

Gross research and development (R&D) expenses amounted to US$15.7 million, or 21.0% of sales, in fiscal 2004 compared to US$17.1 million, or 27.7% of sales, in 2003. In the fourth quarter of 2004, gross R&D expenses decreased to US$3.6 million, or 17.0% of sales, from US$4.2 million or, 20.4% of sales, in the previous quarter and US$3.9 million, or 27.0% of sales, in the fourth quarter of 2003.

BUSINESS OUTLOOK

EXFO forecasted sales between US$20.0 million and US$23.0 million and a GAAP net loss between US$0.04 and US$0.01 per share for the first quarter of fiscal 2005. Excluding stock-based compensation costs, amortization of intangible assets, restructuring charges and other unusual items, the company expects to report pro forma net loss/earnings between a loss of $0.02 per share and earnings of US$0.01 per share.

CONFERENCE CALL AND WEBCAST

EXFO will host a conference call today at 5 p.m. (Eastern time) to review its fourth-quarter and year-end financial results for fiscal 2004. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-9753. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until October 21, 2004. The replay number is 1-416-695-5275. The audio Webcast of the conference call will also be available on EXFO's Website at www.exfo.com/investors.

EXFO Press Release
October 14, 2004                                                          Page 4



ABOUT EXFO

EXFO is the recognized test and measurement expert in the global telecommunications industry through the design and manufacture of advanced and innovative solutions as well as best-in-class customer support. The Telecom Division, which represents the company's main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of EXFO's strongest competitive advantages is its PC/Windows-based modular platforms that host a wide range of tests across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in the life sciences, high-precision manufacturing and research sectors. For more information about EXFO, visit WWW.EXFO.COM.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including global geo-political, economic, competitive and market uncertainty and our ability to execute successfully in these uncertain conditions; capital spending levels in the telecommunications sector; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; the competitive landscape; and successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.

                                      -30-

FOR MORE INFORMATION
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733 VANCE.OLIVER@EXFO.COM

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)


                                                        AS AT          AS AT
                                                      AUGUST 31,     AUGUST 31,
                                                         2004          2003
                                                     -----------   ------------
 ASSETS

 CURRENT ASSETS
Cash                                                  $   5,159     $   5,366
Short-term investments                                   83,969        52,010
Accounts receivable
     Trade, less allowance for doubtful accounts
         of $510 ($568 as at August 31, 2003)            12,080         9,639
     Other                                                1,532           834
Income taxes and tax credits recoverable                  7,836         6,003
Inventories                                              15,371        15,602
Prepaid expenses                                          1,513         2,041
                                                      ---------     ---------

                                                        127,460        91,495

INCOME TAXES AND TAX CREDITS RECOVERABLE                    449         1,377

PROPERTY, PLANT AND EQUIPMENT                            15,442        21,862

LONG-LIVED ASSET HELD FOR SALE                            1,600            --

INTANGIBLE ASSETS                                         9,447        13,847

GOODWILL                                                 18,393        17,673
                                                      ---------     ---------

                                                      $ 172,791     $ 146,254
                                                      =========     =========

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities              $  11,393     $  12,026
Income taxes payable                                         --         1,803
Deferred revenue                                            805           148
Current portion of long-term debt                           121           110
                                                      ---------     ---------

                                                         12,319        14,087

DEFERRED REVENUE                                          1,123           352

DEFERRED GRANTS                                           1,690         1,536

LONG-TERM DEBT                                              332           453
                                                      ---------     ---------

                                                         15,464        16,428
                                                      ---------     ---------

SHAREHOLDERS' EQUITY
Share capital                                           521,733       492,452
Contributed surplus                                       1,986         1,519
Cumulative translation adjustment                        13,820         7,643
Deficit                                                (380,212)     (371,788)
                                                      ---------     ---------

                                                        157,327       129,826
                                                      ---------     ---------

                                                      $ 172,791     $ 146,254
                                                      =========     =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)


                                                     THREE MONTHS      TWELVE MONTHS                                 TWELVE MONTHS
                                                         ENDED              ENDED           THREE MONTHS ENDED          ENDED
                                                    AUGUST 31, 2004    AUGUST 31, 2004        AUGUST 31, 2003       AUGUST 31, 2003
                                                    ---------------    ---------------      -------------------     ---------------
                                                      (unaudited)                                  (unaudited)
SALES                                                  $ 21,332          $ 74,630                $ 14,326              $ 61,930

COST OF SALES (1,2)                                       9,576            34,556                   9,767                36,197
                                                       --------          --------                --------              --------

GROSS MARGIN                                             11,756            40,074                   4,559                25,733
                                                       --------          --------                --------              --------

OPERATING EXPENSES
Selling and administrative (1)                            6,347            25,890                   6,036                26,991
Net research and development (1)                          2,748            12,390                   3,198                15,879
Amortization of property, plant and equipment             1,121             4,935                   1,274                 5,210
Amortization of intangible assets                         1,243             5,080                   1,278                 5,676
Impairment of long-lived assets and goodwill                620               620                      --                 7,427
Restructuring and other charges                           1,729             1,729                   3,786                 4,134
                                                       --------          --------                --------              --------

TOTAL OPERATING EXPENSES                                 13,808            50,644                  15,572                65,317
                                                       --------          --------                --------              --------

LOSS FROM OPERATIONS                                     (2,052)          (10,570)                (11,013)              (39,584)

Interest and other income                                   370             1,438                     316                 1,245
Foreign exchange loss                                      (402)             (278)                   (242)               (1,552)
                                                       --------          --------                --------              --------

LOSS BEFORE INCOME TAXES                                 (2,084)           (9,410)                (10,939)              (39,891)

INCOME TAXES                                                259              (986)                   (820)               15,059
                                                       --------          --------                --------              --------

NET LOSS FOR THE PERIOD                                $ (2,343)         $ (8,424)               $(10,119)             $(54,950)
                                                       ========          ========                ========              ========


BASIC AND DILUTED NET LOSS PER SHARE                   $  (0.03)         $  (0.13)               $  (0.16)             $  (0.87)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (000'S)                                      68,431            66,020                  63,030                62,852

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (000'S)                                      68,983            66,615                  63,555                63,317

(1) STOCK-BASED COMPENSATION COSTS INCLUDED IN:
     Cost of sales                                     $     25          $     62                $     --              $     --
     Selling and administrative                              91               265                      --                    --
     Net research and development                            44               122                      --                    --
                                                       --------          --------                --------              --------

                                                       $    160          $    449                $     --              $     --
                                                       ========          ========                ========              ========

(2) Including inventory write-offs of $2,475 and $4,121 for the three months and the twelve months ended August 31, 2003, respectively.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWSYEARS

                          (in thousands of US dollars)


                                                                 THREE         TWELVE MONTHS         THREE         TWELVE MONTHS
                                                              MONTHS ENDED         ENDED         MONTHS ENDED          ENDED
                                                            AUGUST 31, 2004   AUGUST 31, 2004   AUGUST 31, 2003   AUGUST 31, 2003
                                                            ---------------   ---------------   ---------------   ---------------
                                                               (unaudited)                        (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                                       $  (2,343)        $  (8,424)        $ (10,119)        $ (54,950)
Add (deduct) items not affecting cash
     Discount on short-term investments                            (164)              197              (280)              (96)
     Stock-based compensation costs                                 160               449                --                --
     Inventory and tax credit write-offs                             --                --             2,475             6,418
     Amortization                                                 2,364            10,015             2,552            10,886
     Impairment of long-lived assets and
         goodwill                                                   620               620                --             7,427
     Restructuring and other charges                              1,261             1,261               512               512
     Future income taxes                                             --                --               146            10,138
     Deferred revenue                                               118             1,404               223               (24)


     Deferred grants                                                369               154              (323)              817
                                                              ---------         ---------         ---------         ---------
                                                                  2,385             5,676            (4,814)          (18,872)
Change in non-cash operating items
     Accounts receivable                                           (506)           (2,677)            1,180             3,957
     Income taxes and tax credits                                  (843)           (2,464)           (2,203)           13,489
     Inventories                                                  1,297             1,016             2,403             7,925
     Prepaid expenses                                              (193)             (449)             (434)             (569)
     Accounts payable and accrued
         liabilities                                               (627)             (351)              126              (349)
                                                              ---------         ---------         ---------         ---------

                                                                  1,513               751            (3,742)            5,581
                                                              ---------         ---------         ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                            (146,604)         (653,348)          (54,212)         (401,105)
Proceeds from disposal of short-term
     investments                                                145,983           624,722            57,788           395,699
Additions to property, plant and equipment
     and intangible assets                                         (278)             (851)             (402)           (2,652)
Business combination                                                 --              (241)               --            (1,867)
                                                              ---------         ---------         ---------         ---------

                                                                   (899)          (29,718)            3,174            (9,925)
                                                              ---------         ---------         ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                         (29)             (109)              (25)             (133)
Net proceeds of offering                                             --            29,164                --                --
Share issue expenses                                                 34              (137)               --                --
Exercise of stock options                                             8               254                24                45
Redemption of share capital                                          (2)               (5)               (9)              (16)
Resale of share capital                                              10                23                30                48
                                                              ---------         ---------         ---------         ---------

                                                                     21            29,190                20               (56)
                                                              ---------         ---------         ---------         ---------

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
      CASH                                                          218              (430)             (122)              638
                                                              ---------         ---------         ---------         ---------

CHANGE IN CASH                                                      853              (207)             (670)           (3,762)

CASH - BEGINNING OF PERIOD                                        4,306             5,366             6,036             9,128
                                                              ---------         ---------         ---------         ---------

CASH - END OF PERIOD                                          $   5,159         $   5,159         $   5,366         $   5,366
                                                              =========         =========         =========         =========